Exhibit 99.2
Report of Independent Registered Public Accounting Firm

To General Electric Capital Corporation:

We have examined management’s assertion, included in the accompanying Appendix I, that General Electric Capital Corporation (Company), complied with the minimum servicing standards as set forth in the Mortgage Bankers Association of America’s Uniform Single Attestation Program for Mortgage Bankers (USAP), as related to the following transaction:

•	GE Commercial Equipment Financing LLC, Series 2005-1 (“GECEF 2005-1”),

as of and for the year ended December 31, 2005. Management is responsible for the Company’s compliance with those minimum servicing standards. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about Management’s compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the minimum servicing standards.

In our opinion, management’s assertion that the Company complied with the aforementioned servicing standards, as related to GECEF 2005-1, as of and for the year ended December 31, 2005, is fairly stated, in all material respects.

(Signed) KPMG LLP

Chicago, Illinois
March 15, 2006

Exhibit 99.2

Appendix I
Management Assertion

We as members of management of General Electric Capital Corporation (Company) are responsible for complying with the minimum servicing standards as set forth in the Mortgage Bankers Association of America’s Uniform Single Attestation Program for Mortgage Bankers, to the extent applicable, relating to GE Commercial Equipment Financing LLC, Series 2005-1 (GECEF 2005-1). We are also responsible for establishing and maintaining effective internal control over compliance with these minimum servicing standards. We have performed an evaluation of the Company’s compliance with the minimum servicing standards as related to GECEF 2005-1, as of and for the year ended December 31, 2005. Based on this evaluation, we assert that as of and for the year ended December 31, 2005, the Company complied, in all material respects, with the minimum servicing standards, as related to GECEF 2005-1. As of and for the year ended December 31, 2005, the General Electric Company has in effect a crime policy in the amount of  $25,000,000 and an errors and omissions policy in the amount of $25,000,000, which provides coverage to the Company.

Very truly yours,

General Electric Capital Corporation, acting through its GE Commercial Financial Services Segment

/s/ Michael Cipolla____________________
Michael Cipolla
Managing Director of Capital Markets Operations
GE Commercial Financial Services

March 15, 2006